February 7, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Elena Krioukova, President
Scala Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Scala Minerals, Inc.
Form SB-2 filed December 23, 2004
File No.:  333-121613
Supplemental engineering comments only

Dear Ms. Krioukova:

	We have the following supplemental engineering comments on your filing. We issued other comments on this filing on January 28, 2005.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

2. We note that you cite Mr. Molak`s initial review of the Shore claims. Provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Roger Baer at 202-942-2965 if you have questions regarding the engineering comments. Please contact Susann Reilly at
(202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Elena Krioukova, President
      By facsimile to 604-602-7593
Elena Krioukova, President
Scala Minerals, Inc.
February 7, 2005
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